SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34005; File No. 811-07963

 Nysa Series Trust

September 9, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice

Notice of an application for deregistration under Section 8(f) of the Investment Company Act of 1940 ("Act")

Summary of Application: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant: Nysa Series Trust ("Trust")

Filing Date: The application was filed on September 9, 2020.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicant with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 28, 2020, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request by e-mailing the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicant, Joseph Masella, 507 Plum Street, Suite 120, Syracuse, NY 13204.

FOR FURTHER INFORMATION CONTACT: Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant, an open-end management investment company registered under the Act, seeks an order declaring that it has ceased to be an investment company. Applicant consists of a single series, the NYSA Fund ("Fund").

2.   On September 8, 2020, Applicant made a cash distribution of 64.4% of its assets to its shareholders on the basis of net assets. Applicant's board of trustees ("Board"), including a majority of disinterested Board members, determined that it was in the best interests of its shareholders to deregister the Applicant under the Act. The Board also determined that Applicant should remain in existence temporarily for the limited purposes of (i) holding an illiquid asset pending (a) a liquidity event regarding such asset that will provide the Applicant with cash to distribute to shareholders or (b) the Board's determination that such asset has no value; and (ii) continuing as plaintiff in a pending lawsuit. Applicant will maintain a cash reserve of **$188,565** to be used for expenses in connection with its dissolution.

Applicant's Legal Analysis:

1.	In relevant part, Section 8(f) of the Act provides that "[w]henever the Commission, on its own motion or upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect. If necessary for the protection of investors, an order under this subsection may be made upon appropriate conditions." Applicant has filed an application for an order under Section 8(f). In support of its request, Applicant states that it has made a cash distribution of 64.4% of its assets to its shareholders on the basis of net assets, and has retained certain illiquid assets and cash temporarily for the limited purposes noted above. Applicant further states that the cash distribution of its assets was made pursuant to a provision in its Declaration of Trust that permits the Trust to redeem shares if the Board determines in its sole discretion that failure to redeem the shares may have materially adverse consequences to all or any of the Trust's shareholders. Applicant states that at a meeting held on August 28, 2020, the Board unanimously determined that failure to redeem the Fund's shares would likely result in adverse consequences to all of the Fund's shareholders.

Applicant's Conditions:

Applicant has agreed to the following as conditions to deregistration under the Act:

1.	Applicant will continue to maintain its internet website and shall post its semi-annual (unaudited) and annual (audited by the Applicant's independent accountants) financial statements to its website. As of the date of the filing of the application, Applicant has not engaged an independent accounting firm to audit the Applicant. However, the Board and Applicant's management are actively seeking a firm to perform any required audits. The Applicant's financial statements will be prepared in conformity with generally accepted accounting practices in the United States of America and comply with Regulation S-X, as if the Applicant were a registered management investment company, and will be posted to the Applicant's website within 60 days of the period's end. Within 60 days of the period's end, Applicant will send notifications to the shareholders (i) informing them that its financial statements are available online, (ii) providing the internet address where the financial statements can be found and (iii) offering to send them a paper copy, free of charge, upon their request.

2.   Applicant will continue to maintain a Board that complies with the fund governance standards under Rule 0-1(a)(7) under the Act as if Applicant were a registered management investment company. The Applicant's Board will continue to meet no less frequently than quarterly. The Board shall continue to approve the selection of the Applicant's independent public accountant in accordance with Rule 32a-4 under the Act as if the Applicant were a registered management investment company. No less frequently than quarterly, the Applicant's Board shall determine the fair value of the illiquid asset in a manner consistent with Section 2(a)(41) of the Act. In the event that the value ascribed to that asset decreases 25% or more with respect to its prior value, such decrease shall be promptly communicated in writing to (i) the shareholders and (ii) staff of the Commission's Division of Investment Management.

3.   Applicant shall continue to maintain and implement the policies and procedures required by Rules 17j-1 and 38a-1 under the Act as if it were a registered management investment company.

4.   Applicant will comply with the books and records provisions of Section 31 of the Act, and the rules thereunder as set forth in the response to Item 7 of the application. Such books and records shall promptly be made available to the staff of the Commission as requested.

5.	Applicant will operate in compliance with Section 17 of the Act as if it were a registered management investment company.

6.	Neither (i) the Applicant's investment adviser, (ii) any "affiliated person" (as defined in the Act) of the investment adviser, (iii) any affiliated person of the Applicant, nor (iv) any affiliated person of the persons described in clauses (ii) or (iii) will receive any fee or other payment, directly or indirectly, from Applicant; provided, however, that Applicant is permitted to make pro rata liquidation distributions.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary